Banzai International, Inc.

435 Ericksen Ave, Suite 250

Bainbridge Island, Washington 98110

VIA EDGAR

November 6, 2024

Mr. Charli Wilson

Mr. Matthew Derby

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Banzai International, Inc.
Registration Statement on Form S-1 Filed October 16, 2024 File No. 333-282680

Dear Mr. Wilson and Mr. Derby,

On behalf of Banzai International, Inc. (the “Company”), please see below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated November 1, 2024, with respect to the Registration Statement on Form S-1 originally filed on October 16, 2024 (the “Registration Statement”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Registration Statement on Form S-1 General

1. It appears you are seeking to register shares of common stock that have not yet been issued to the selling stockholders. As one example, with respect to the Perkins Repayment Agreement, it does not appear that a completed private placement has occurred prior to filing this registration statement. For each private placement or other transactions you are registering shares for, please provide your analysis showing how you determined that there was a completed private placement under Section 4(a)(2) of the Securities Act prior to your attempt to register the resale of the shares. As part of your analysis, consider the guidance set forth in Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01, 139.06, and 139.09-11

Response: The Company reviewed your comment and has the following feedback. First, we note that both the Perkins Repayment Agreement with Perkins Coie, LLP (“Perkins”) and the Verista Repayment Agreement with Verista Partners, Inc. (“Verista,” together with Perkins, the “Service Providers”) and the Company, (collectively, the “Agreements”) require that a registration statement registering the shares issuable to each such entity be effective prior to such shares being issued. Please note that the Agreements are binding on the Service Providers and that the formula regarding the price of the shares issuable thereunder (the “Repayment Shares”) was negotiated by each of the parties and fixed at the time of entering into the Agreements.

Second, reviewing Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01, we note that the transaction between each of the Service Providers and the Company was a private placement that closed at the time of signing and the only contingency to issuing the Repayment Shares is the filing and effectiveness of a resale registration statement. Once the Agreements were signed, the Service Providers were bound to accept the Repayment Shares; the only exception would be if the Repayment Shares are not issued timely, in which case the Company would be required to pay the amounts due in cash. If the conditions to paying in shares were satisfied, i.e., the registration statement was effective, the reverse split shall have been completed, the Repayment Shares are not subject to any contractual lock-ups and trading in the Company’s common stock shall not have been suspended, the Company was obligated to issue the Repayment Shares and the Service Providers were bound to accept them. Accordingly, at the time we filed the Registration Statement, the purchasers were irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement and other conditions outside their control. Furthermore, the Agreements establish the purchase price for the Shares and although the formula includes a VWAP, it is based on the trading days preceding the issuance date of the Shares, not the effective date of the corresponding registration statement. Based on the above, we respectfully believe that the Service Providers were at market risk at the time the Registration Statement was filed.

Third, if the Staff disagrees with our analysis above, we respectfully suggest that the transactions at issue are akin to a typical “equity line” financing which, as set forth in Securities Act Sections Compliance and Disclosure Interpretations Questions 139.12, is a financing arrangement in which the investor has no right to decline to purchase the securities and although the dollar value of the equity line is set in the written arrangement, the number of shares ultimately issued is determined by a formula tied to the market price of the securities at the time the company exercises the put. Here, the Service Providers have no rights to decline the Repayment Shares, the value of the Repayment Shares is equal to the outstanding unpaid fee amount owed to the Service Providers and the agreed upon formula for the number of Repayment Shares is tied to the market price of Banzai’s Class A Common Stock when the Company issues the Repayment Shares. We believe these factors also demonstrate the market risk the Service Providers took on upon signing the respective Agreements.

For all these reasons, we respectfully submit that the transactions contemplated by the Agreements constitute a private placement for which a resale prospectus is appropriate.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Louis Taubman, at (212) 530-2206, of Hunter Taubman Fischer & Li LLC.

Very truly yours,

/s/ Joseph Davy
Joseph Davy
Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC